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                                              Contacts: Carpenter-Cathy Bower
                                                                  610.208.2639
                                                                  Robert Ferris
                                                                  212.715.1573

                                                        Talley-   Mark Dickerson
                                                                  602.957.7711

          CARPENTER AND TALLEY RECEIVE REQUEST FROM JUSTICE DEPARTMENT
                   FOR ADDITIONAL INFORMATION ON TALLEY OFFER

         Reading, Pa. and Phoenix, Ariz. (October 20, 1997)-- Carpenter Technology Corporation (NYSE:CRS) and Talley Industries, Inc. (NYSE:TAL) announced today that they have received requests from the U.S. Department of Justice for additional information under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with Carpenter's tender offer for Talley.

         Carpenter and Talley said that they are proceeding as quickly as possible to comply with the Justice Department's request, which will extend the Hart-Scott-Rodino waiting period until 10 days after the date on which Carpenter complies with the request, unless the Justice Department decides to terminate the waiting period earlier. The tender offer will not be consummated until, among other things, the expiration or termination of the Hart-Scott-Rodino waiting period.

         As announced on September 26, 1997, Carpenter has initiated an all-cash tender offer for all outstanding shares of common and preferred stock of Talley at a price of $12.00 per share of common stock, $11.70 per share of Series A convertible preferred stock and $16.00 per share of Series B $1 cumulative convertible preferred stock.


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         Carpenter Technology Corporation, headquartered in Reading,
Pennsylvania, manufactures and distributes high performance alloys such as specialty steel and titanium, and various engineered products. In fiscal year 1997 (ended June 30) Carpenter had revenues of $939 million.

         Talley Industries, Inc., headquartered in Phoenix, Arizona, designs, manufactures and supplies specialized industrial, commercial and aerospace products and services, including stainless steel bar and wire rod, and high reliability electronic components. In calendar 1996, Talley had revenues of $502.7 million.